Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We have reviewed the entire S-1 filing statement for Daniels Corporate Advisory, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in the Registration Statement No. 333-169128 (Form S-1) pertaining to the registration of 7,590,250 shares of common stock of Daniels Corporate Advisory, Inc. of our Audit Report dated January 23, 2014 with respect to the financial statement of Daniels Corporate Advisory, Inc. for the years ended November 30, 2013 and 2012.

/s/ John Scrudato CPA
Califon New Jersey
May 29, 2014